Exhibit 99.1

Yalla Group Limited Announces Unaudited Second Quarter 2021 Financial Results

DUBAI, UAE, August 9, 2021 /PRNewswire/ — Yalla Group Limited (“Yalla” or the “Company”) (NYSE: YALA), the leading voice-centric social networking and entertainment platform in the Middle East and North Africa (MENA), today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter Ended June 30, 2021 Financial and Operating Highlights

•	Revenues were US$66.6 million in the second quarter of 2021, representing an increase of 110.3% from the second quarter of 2020.

•	Revenues generated from chatting services in the second quarter of 2021 were US$50.6 million.

•	Revenues generated from games services in the second quarter of 2021 were US$16.0 million.

•	Net income was US$18.4 million in the second quarter and net margin was 27.6%, representing an increase of 15.2% from the second quarter of 2020.

•	Non-GAAP net income[1] was US$32.1 million in the second quarter, representing an increase of 101.4% from the second quarter of 2020. Non-GAAP net margin was 48.2% in the second quarter of 2021.

•	Average MAUs[2] increased by 77.0% to 22.1 million in the second quarter of 2021 from 12.5 million in the second quarter of 2020.

•	The number of paying users[3] on our platform increased by 19.5% to 6.4 million in the second quarter of 2021 from 5.4 million in the second quarter of 2020.

[1]

Non-GAAP net income represents net income before share-based compensation. Non-GAAP net income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

[2]

“Average MAUs” refers to the average monthly active users in a given period calculated by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period. “Active users” refers to registered users who accessed any of our mobile applications at least once during a given period.

[3]

“Paying users” refers to registered users who played a game or purchased our virtual items or upgrade services using virtual currencies on our platform at least once in a given period, except for users who receive all of their virtual currencies directly or indirectly from us for free. “Registered users” refers to users who have registered accounts on our platform as of a given time; a registered user is not necessarily a unique user, however, as an individual may register multiple accounts on our platform, and consequently, the number of registered users we present in this press release may not equal the number of unique users who have registered on our platform as of a given time.

Key Operating Data	For the three months ended
	June 30, 2020	June 30, 2021
Average MAUs (in thousands)	12,460	22,060
Yalla	4,835	8,374
Yalla Ludo	7,625	13,686

Paying users (in thousands)	5,360	6,405
Yalla	1,080	1,104
Yalla Ludo	4,280	5,301

“We recorded another quarter of robust performance as we further enriched our ecosystem and enhanced our monetization capabilities,” said Mr. Yang Tao, Founder, Chairman and Chief Executive Officer of Yalla. “Notably, we significantly expanded our user community as we promoted brand awareness in MENA with effective marketing campaigns targeting local culture, resulting in a 77.0% year-over-year increase in our group’s MAUs to US$22.1 million in this quarter. We officially launched our new products, Yalla Parchis and 101 Okey Yalla, in South America and Turkey, both have already been receiving positive feedback from the market and topped app rankings. Our increasing popularity with users assures us that we have our fingers on the pulse of the market, and drives us to develop new products, while we continue to provide best-in-class products and services tailored to the needs and preferences of MENA users.”

“We are also excited and honored to have been selected as a partner in the UAE government’s recently-unveiled National Program for Coders. As the first UAE-based technology unicorn to be listed in the U.S., Yalla is deeply committed to spearheading and contributing to the development of the nation’s digital economy. Yalla’s close collaboration with the local community not only demonstrates our commitment to driving the digital economy in MENA, but also demonstrates our credibility as a local partner. Going forward, we will continue to elevate the Yalla brand and expand our reach in the local community. Simultaneously, we are confident that the vigorous synergies of our product matrix will promote Yalla’s booming ecosystem,” Mr. Yang concluded.

“We once again delivered strong financial results despite a slight impact from the Ramadan holiday in the second quarter, as we remain committed to our long-term growth strategy,” said Ms. Karen Hu, Chief Financial Officer of Yalla. “Our revenues increased by 110.3% year-over-year to US$66.6 million, a testament to our distinct ability to prioritize local user’s desires and local community development. Non-GAAP net income for the second quarter reached US$32.1 million, more than doubling from the same period last year. We also maintained impressive profitability in the second quarter, as indicated by our stable non-GAAP net margin of 48.2%. We believe that our innovative business model, high profitability as well as ample cash reserves position us well to achieve our goal of becoming the most popular online social networking and entertainment platform in MENA.

Second Quarter 2021 Financial Results

Revenues

Our revenues were US$66.6 million in the second quarter of 2021, a 110.3% increase from US$31.7 million in the second quarter of 2020. The increase was primarily driven by the widening of Yalla’s and Yalla Ludo’s user base and the enhancement in Yalla Group’s monetization capability. Our average MAUs increased by 77.0% from 12.5 million in the second quarter of 2020 to 22.1 million in the second quarter of 2021. Another primary contributor to our solid revenues growth was the significant growth in the number of paying users, which increased from 5.4 million in the second quarter of 2020 to 6.4 million in the second quarter of 2021.

In the second quarter of 2021, our revenues generated from chatting services were US$50.6 million and our revenues generated from the games services were US$16.0 million.

Costs and expenses

Our total costs and expenses were US$47.8 million in the second quarter of 2021, compared with US$15.6 million in the second quarter of 2020. The increase was primarily due to our expanding business scale and the recognition of share-based compensation of US$13.8 million.

Our cost of revenues was US$23.8 million in the second quarter of 2021, compared with US$10.4 million in the second quarter of 2020.The increase was mainly driven by (i) share-based compensation expenses of US$1.7 million recognized for the second quarter of 2021, and (ii) other components of cost of revenues of US$22.1 million for the second quarter of 2021, a 112.1% increase from US$10.4 million for the second quarter of 2020, which was primarily due to an increase in commission fee for third-party payment platforms resulted from our expanding business scale. Other components of cost of revenues as a percentage of our total revenues remained relatively stable at 33.2% in the second quarter of 2021, compared with 32.9% in the same period in 2020.

Our selling and marketing expenses were US$9.8 million in the second quarter of 2021, compared with US$2.7 million in the same period last year. The increase was mainly driven by (i) share-based compensation expenses of US$3.2 million recognized for the second quarter of 2021, and (ii) other components of selling and marketing expenses of US$6.6 million for the second quarter of 2021, a 139.8% increase from US$2.7 million for the same quarter last year, which was primarily due to higher advertising and market promotion expenses led by our continued user acquisition efforts. As a result of these reasons, other components of selling and marketing expenses as a percentage of our total revenues increased from 8.6% in the second quarter of 2020 to 9.8% in the same period in 2021.

Our general and administrative expenses were US$11.1 million in the second quarter of 2021, compared with US$1.4 million in the same period last year. The increase was mainly driven by (i) share-based compensation expenses of US$8.7 million recognized for the second quarter of 2021, and (ii) other components of general and administrative expenses of US$2.4 million for the second quarter of 2021, a 72.0% increase from US$1.4 million for the same quarter last year, which was primarily due to an increase in salaries and other benefits for our general and administrative staff, which was in turn driven by an expansion of our general and administrative staff. Other components of general and administrative expenses as a percentage of our total revenues decreased from 4.4% in the second quarter of 2020 to 3.6% in the second quarter of 2021 due to economies of scale.

Our technology and product development expenses were US$3.2 million in the second quarter of 2021, compared with US$1.0 million in the same period last year. The increase was mainly driven by (i) share-based compensation expenses of US$0.1 million recognized for the second quarter of 2021, and (ii) other components of technology and product development expenses of US$3.1 million for the second quarter of 2021, a 192.7% increase from US$1.0 million for the same quarter last year, which was primarily due to an increase in salaries and benefits for our technology and product development staff, which was in turn driven by an expansion of our technology and product development staff due to our increased investment in new products and services. As a result of these reasons, other components of technology and product development expenses as a percentage of our total revenues also increased from 3.3% in the second quarter of 2020 to 4.6% in the same period of 2021.

Operating income

Operating income was US$18.8 million in the second quarter of 2021, compared with an operating income of US$16.1 million in the second quarter of 2020.

Non-GAAP operating income4

Non-GAAP operating income (which excluded share-based compensation expenses) for the second quarter of 2021 was US$32.5 million, a 102.1% increase from US$16.1 million for the same quarter last year.

Income tax expense

Our income tax expense was US$0.38 million in the second quarter of 2021, compared with US$0.23 million in the second quarter of 2020.

Net income

As a result of the foregoing, our net income was US$18.4 million in the second quarter of 2021, compared with net income of US$16.0 million in the second quarter of 2020.

Non-GAAP net income5

Non-GAAP net income (which excluded share-based compensation expenses) for the second quarter of 2021 was US$32.1 million, a 101.4% increase from US$16.0 million for the same quarter last year.

[4]

Non-GAAP operating income represents operating income before share-based compensation. Non-GAAP operating income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

[5]

Non-GAAP net income represents net income before share-based compensation. Non-GAAP net income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

Net income per share

Basic and diluted net income per ordinary share were US$0.12 and US$0.10 for the second quarter of 2021, while basic and diluted net income per ordinary share were both US$0.12 in the same period of 2020.

Non-GAAP net income per ordinary share6

Non-GAAP basic and diluted net income per ordinary share were US$0.22 and US$0.18 respectively for the second quarter of 2021, compared to US$0.12 for both in the same period of 2020.

Cash and cash equivalents

As of June 30, 2021, we had cash and cash equivalents of US$292.4 million, as compared to cash and cash equivalents of US$261.7 million as of March 31, 2021.

Share Repurchase Program

Pursuant to the 2021 Share Repurchase Program announced on May 21, 2021, the company has repurchased 441,931 American depositary shares (“ADSs”) representing 441,931 Class A ordinary shares from the open market with cash for an aggregate amount of approximately US$8.29 million, as of June 30, 2021.

Outlook

For the third quarter of 2021, the management of the Company currently expects revenues to be between US$67.0 million and US$72.0 million, which would represent an increase of approximately 98.1% to 112.9% from US$33.8 million for the third quarter of 2020.

[6]

Non-GAAP net income per ordinary share is non-GAAP net income attributable to ordinary shareholders of Yalla Group Limited, divided by weighted average number of basic and diluted share outstanding. Non-GAAP net income per share is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

The above outlook is based on the current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call on Monday, August 9, 2021 at 8:00 P.M. U.S. Eastern Time or Tuesday, August 10, 2021 at 8:00 A.M. Beijing/Hong Kong time.

Dial-in details for the earnings conference call are as follows:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
Mainland China Toll Free:	400-120-6115
Hong Kong Toll Free:	800-963-976
Access Code:	8745192

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.yallatech.ae/.

A replay of the conference call will be accessible until August 16, 2021, by dialing the following telephone numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	10159254

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP financial measures, namely non-GAAP operating income, non-GAAP net income, non-GAAP net margin and non-GAAP basic and diluted net income per ordinary share, as supplemental measures to review and assess the Company’s operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP operating income as operating income excluding share-based compensation. We define non-GAAP net income as net income excluding share-based compensation. Non-GAAP net margin is non-GAAP net income as a percentage of total net revenues. We define non-GAAP net income attributable to ordinary shareholders as net income attributable to ordinary shareholders excluding share-based compensation. We define non-GAAP net income per ordinary share as non-GAAP net income attributable to ordinary shareholders of Yalla Group Limited, divided by weighted average number of basic and diluted share outstanding.

By excluding the impact of share-based compensation expenses, which are non-cash charges, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. Investors can better understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess its core operating results, as they exclude share-based compensation expenses, which are not expected to result in cash payments. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measure is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP financial measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by providing the relevant disclosure of its non-GAAP financial measures in the reconciliations to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of GAAP and non-GAAP results is set forth at the end of this press release.

About Yalla Group Limited

Yalla Group Limited is the leading voice-centric social networking and entertainment platform in the Middle East and Northern Africa (MENA). The Company’s flagship mobile application, Yalla, is specifically tailored for the people and local cultures of the region and primarily features Yalla rooms, a mirrored online version of the majlis or cafés where people spend their leisure time in casual chats. Voice chats are more suitable to the cultural norms in MENA compared to video chats. The Company strives to maintain users’ equal status on its platform, thereby encouraging all of them to freely communicate and interact with each other. The Company also operates Yalla Ludo, a mobile application featuring online versions of board games that are highly popular in MENA, such as Ludo and Domino. In-game real-time chats and Ludo chat room functions are popular social networking features among users. Through close attention to detail and localized appeal that deeply resonates with users, Yalla’s mobile applications deliver a seamless user experience that fosters a loyal sense of belonging, creating a highly devoted and engaged user community.

For more information, please visit: http://ir.yallatech.ae/

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about Yalla Group Limited’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Yalla Group Limited’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Yalla Group Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Yalla Group Limited

Investor Relations

Kerry Gao - IR Director

Tel: +86-571-8980-7962

Email: ir@yallatech.ae

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: yalla@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: yalla@tpg-ir.com

SOURCE Yalla Group Limited

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2020	June 30, 2021
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	236,883,282	292,365,881
Short-term investments	766,295	3,806,708
Prepayments and other current assets	15,725,424	26,313,025

Total current assets	253,375,001	322,485,614
Non-current assets
Property and equipment, net	1,241,756	1,605,971
Other assets	—	200,000

Total assets	254,616,757	324,291,585

LIABILITIES
Current liabilities
Accounts payable	1,573,784	2,553,079
Deferred revenue	13,359,827	20,388,186
Accrued expenses and other current liabilities	6,148,486	9,760,614

Total current liabilities	21,082,097	32,701,879

Total liabilities	21,082,097	32,701,879

SHAREHOLDERS’ EQUITY
Class A Ordinary Shares	11,920	12,230
Class B Ordinary Shares	2,473	2,473
Treasury stock	—	(8,287,432)
Additional paid-in capital	220,623,005	248,771,384
Accumulated other comprehensive income	373,989	356,773
Retained earnings	12,523,273	50,734,278

Total shareholders’ equity	233,534,660	291,589,706

Total liabilities and shareholders’ equity	254,616,757	324,291,585

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2020	June 30, 2021
	US$	US$	US$	US$	US$
Revenues	31,683,103	67,649,094	66,620,081	52,757,627	134,269,175
Costs and expenses
Cost of revenues	(10,421,682)	(24,000,472)	(23,801,291)	(17,233,344)	(47,801,763)
Selling and marketing expenses	(2,723,798)	(8,359,404)	(9,759,209)	(5,547,460)	(18,118,613)
General and administrative expenses	(1,392,368)	(11,713,739)	(11,097,857)	(2,733,843)	(22,811,596)
Technology and product development expenses	(1,037,108)	(3,342,559)	(3,167,186)	(1,888,164)	(6,509,745)

Total costs and expenses	(15,574,956)	(47,416,174)	(47,825,543)	(27,402,811)	(95,241,717)
Operating income	16,108,147	20,232,920	18,794,538	25,354,816	39,027,458
Interest income	76,955	8,845	27,622	166,932	36,467
Government grant	—	13,809	—	85,325	13,809
Investment income (loss)	4,661	2,162	(61,109)	8,101	(58,947)

Income before income taxes	16,189,763	20,257,736	18,761,051	25,615,174	39,018,787
Income tax expense	(234,729)	(427,972)	(379,810)	(420,542)	(807,782)

Net income	15,955,034	19,829,764	18,381,241	25,194,632	38,211,005

Accretion of redeemable convertible preferred shares	(523,602)	—	—	(1,035,458)	—
Dividends distributed to redeemable convertible preferred shareholders	(3,704,083)	—	—	(3,704,083)	—

Net income attributable to ordinary shareholders	11,727,349	19,829,764	18,381,241	20,455,091	38,211,005

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

	Three Months Ended			Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2020	June 30, 2021
	US$	US$	US$	US$	US$
Net income per ordinary share
—Basic	0.12	0.13	0.12	0.19	0.26
—Diluted	0.12	0.11	0.10	0.19	0.21

Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing earnings per ordinary share
—Basic	73,393,941	147,319,197	148,250,483	73,393,941	147,784,840
—Diluted	73,393,941	180,045,126	182,412,439	73,393,941	181,228,782

Share-based compensation was allocated in cost of revenues, selling and marketing expenses, general and administrative expenses and technology and product development expenses as follows:

	Three Months Ended			Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2020	June 30, 2021
	US$	US$	US$	US$	US$
Cost of revenues	—	1,709,574	1,692,114	—	3,401,688
Selling and marketing expenses	—	3,228,042	3,228,042	—	6,456,084
General and administrative expenses	—	8,703,866	8,703,238	—	17,407,104
Technology and product development expenses	—	133,831	131,784	—	265,615

YALLA GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Three Months Ended			Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2020	June 30, 2021
	US$	US$	US$	US$	US$
Operating income	16,108,147	20,232,920	18,794,538	25,354,816	39,027,458
Share-based compensation expenses	—	13,775,313	13,755,178	—	27,530,491

Non-GAAP operating income	16,108,147	34,008,233	32,549,716	25,354,816	66,557,949

Net income	15,955,034	19,829,764	18,381,241	25,194,632	38,211,005
Share-based compensation expenses	—	13,775,313	13,755,178	—	27,530,491

Non-GAAP net income	15,955,034	33,605,077	32,136,419	25,194,632	65,741,496

Net income attributable to ordinary shareholders	11,727,349	19,829,764	18,381,241	20,455,091	38,211,005
Share-based compensation expenses	—	13,775,313	13,755,178	—	27,530,491

Non-GAAP net income attributable to ordinary shareholders	11,727,349	33,605,077	32,136,419	20,455,091	65,741,496

Non-GAAP net income per ordinary share
—Basic	0.12	0.23	0.22	0.19	0.44
—Diluted	0.12	0.19	0.18	0.19	0.36

Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing earnings per ordinary share
—Basic	73,393,941	147,319,197	148,250,483	73,393,941	147,784,840
—Diluted	73,393,941	180,045,126	182,412,439	73,393,941	181,228,782